NEWS RELEASE

PERPETUAL ENERGY INC. ADVISES ON

2010 CANADIAN INCOME TAX INFORMATION IN RESPECT OF

PARAMOUNT ENERGY TRUST

Calgary Alberta – September 22, 2010 (TSX – PMT) The following information is intended to assist those individual Canadian Unitholders of Paramount Energy Trust (“PET”) in the preparation of their 2010 T1 Income Tax Return.

Pursuant to a Plan of Arrangement dated June 17, 2010 Perpetual Energy Inc. (“Perpetual”) and PET entered into a series of transactions on June 30, 2010 whereby PET Unitholders received Perpetual shares in exchange for their PET Trust Units on a one-for-one basis. PET was dissolved as part of the transactions. A copy of the Plan of Arrangement is available at www.sedar.com

The information contained herein is based on Perpetual’s understanding of the Income Tax Act (Canada) and the regulations thereunder and is provided for general information only. Unitholders are advised to consult their personal tax advisors with respect to their particular circumstances.

Trust Units held within an RRSP, RRIF, RESP, RPP, DPSP, or TFSA.

No amounts are required to be reported on the 2010 T1 Income Tax Return where the PET Trust Units are held within an RRSP, RRIF, RESP or DPSP.

Trust Units held outside of an RRSP, RRIF, RESP or DPSP

Unitholders who held their PET Trust Units outside of an RRSP, RRIF, RESP or DPSP, through a broker or other intermediary, and received cash distributions during the period, will receive “T3 Supplementary” slips directly from their broker or intermediary, not from the transfer agent or PET.

Registered Unitholders of PET who received cash distributions during the period from the transfer agent, Computershare Trust Company of Canada (and not from a broker or intermediary), will receive “T3 Supplementary” slips directly from Computershare Trust Company of Canada.

The attached “Schedule 1” includes supplementary information on the taxable portion of the 2010 cash distributions and is shown on a per Trust Unit basis. Under Paragraph 12(1)(m) of the Income Tax Act, taxable amounts allocated by PET in 2010 to the Unitholders must be reported by the Unitholders in their 2010 Income Tax Return.

Accordingly, the taxable amount of cash distributions (i.e. “Other Income”, Box 26 on the T3 slips) with respect to record dates January 22, 2010 up to and including June 22, 2010 are included in your “T3 Supplementary”.

Holders of PET Units are required to reduce the Adjusted Cost Base of their Units by the Return of Capital (i.e. “Amount Resulting in Cost Base Adjustment”, (Box 42 on the T3 slips) with respect to record dates January 22, 2010 up to and including June 22, 2010. The Adjusted Cost Base is used in calculating capital gains or losses on the disposition of the Trust Units if the owner holds the Trust Units as a capital property.

The deadline for mailing all T3 Supplementary Information slips as required by Canada Revenue Agency is 90 days from the Trust dissolution date of June 30, 2010.

SCHEDULE 1

PARAMOUNT ENERGY TRUST UNITS 2010 – T3 INFORMATION FOR CANADIAN RESIDENTS

The following table outlines the breakdown of cash distributions per Trust Unit paid by PET with respect to record dates for the period January 22, 2010 – June 22, 2010 for Canadian Income Tax purposes.

Record Date	Payment Date	Total Distribution Paid	Taxable Amount (Box 26) Other Income	Amount Resulting in Cost Base Adjustment (Box 42) Return of Capital

January 22, 2010	February 16, 2010	0.050	0.050	0.000
February 23, 2010	March 15, 2010	0.050	0.050	0.000
March 22, 2010	April 15, 2010	0.050	0.050	0.000
April 22, 2010	May 17, 2010	0.050	0.050	0.000
May 25, 2010	June 15, 2010	0.050	0.050	0.000
June 22, 2010	July 15, 2010	0.050	0.050	0.000

TOTAL PER UNIT		0.300	0.300	0.000

Forward-looking Information

Certain information regarding Perpetual in this news release including management's assessment of future plans and operations may constitute forward-looking statements under applicable securities laws. The forward looking information includes, without limitation, statements regarding estimated production, commodity prices, and gas price management. Various assumptions were used in drawing the conclusions or making the forecasts and projections contained in the forward-looking information contained in this press release, which assumptions are based on management analysis of historical trends, experience, current conditions and expected future developments pertaining to Perpetual and the industry in which it operates as well as certain assumptions regarding the matters outlined above. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks, which could cause actual results to vary and in some instances to differ materially from those anticipated by Perpetual and described in the forward-looking information contained in this press release. Undue reliance should not be placed on forward-looking information, which is not a guarantee of performance and is subject to a number of risks or uncertainties, including without limitation those described under “Risk Factors” in Paramount Energy Trust’s MD&A for the year ended December 31, 2009 and those included in reports on file with Canadian securities regulatory authorities which may be accessed through the SEDAR website (www.sedar.com) and at Perpetual's website (www.perpetualenergyinc.com). Readers are cautioned that the foregoing list of risk factors is not exhaustive. Forward-looking information is based on the estimates and opinions of Perpetual’s management at the time the information is released and Perpetual disclaims any intent or obligation to update publicly any such forward-looking information, whether as a result of new information, future events or otherwise, other than as expressly required by applicable securities law.

Perpetual Energy Inc. is a natural gas-focused Canadian energy company. Perpetual’s shares and Convertible Debentures are listed on the Toronto Stock Exchange under the symbols “PMT”, “PMT.DB.C”, “PMT.DB.D” and “PMT.DB.E”. Further information with respect to Perpetual can be found at its website at www.perpetualenergyinc.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For Additional Information, please contact:

Perpetual Energy Inc.

Suite 3200, 605 - 5 Avenue SW Calgary, Alberta, Canada T2P 3H5

Telephone:  403 269-4400 Fax:  403 269-4444 Email:  info@perpetualenergyinc.com

Susan L. Riddell Rose, President and Chief Executive Officer

Cameron R. Sebastian, Vice President, Finance and Chief Financial Officer

Sue M. Showers, Investor Relations and Communications Advisor